UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March 2026
Commission File Number: 001-42186

Harrison Global Holdings Inc.
(f/k/a Bloomz Inc.)
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

Adoption of Board Resolutions and Strategic Expansion Initiatives

On March 17, 2026, the board of directors of Harrison Global
Holdings Inc. (the Company) approved a series of unanimous written resolutions to implement a strategic restructuring and expansion of its global investment platform under the ECRUX brand.

1. Establishment of ECRUX Investment Platform

The Board approved the establishment of a new global investment platform branded as ECRUX, designed to consolidate and expand the Company venture investment activities.

Key actions include:

Formation of ECRUX Inc. in the United States as a wholly-owned subsidiary, with authorized share capital of US$500,000.
Formation of ECRUX Holdings Inc. in the Cayman Islands as a wholly-owned subsidiary, with authorized share capital of up to US$500,000. Implementation of an internal restructuring, pursuant to which Bloomz Limited will become a subsidiary of ECRUX Holdings Inc.
Authorization for capital contributions and investments necessary to support the establishment and operations of these entities.
Appointment of Ryoshin Nakade as the initial director of both entities.

The Company expects to complete:

Establishment of ECRUX Inc. within 30 days
Establishment of ECRUX Holdings Inc. within 60 days
Completion of internal restructuring within 90 days

2. Acquisition of Japanese Investment Company

The Board approved the acquisition of CSI Japan Co., Ltd. by Bloomz Limited, a subsidiary of the Company, as part of its expansion into the Japanese market.

Key terms include:

Acquisition of 100% equity interest in CSI Japan Co., Ltd.
Purchase consideration of approximately JPY 300,000
Post-acquisition corporate name change to:
ECRUX Venture Partners Japan Inc.
Expected completion within 30 days

Following the acquisition, the proposed representatives of the entity will include:
Kim Jung
Ryoshin Nakade

3. Investment in Taiwan Joint Venture

The Board approved an investment in a Taiwan-based company to establish a regional investment platform.

Key elements include:

Investment by ECRUX Venture Partners, LLC (a Korean subsidiary of the Company) into RIKEN Taiwan Immune Regenerative Medicine Inc.
Total investment amount of up to JPY 5,000,000
Resulting ownership of 51% in the target company
Post-investment name change to:
ECRUX Venture Partners Taiwan Inc.
Target completion within 60 days

Proposed representatives include:

Kim Jung
Ryoshin Nakade

4. General Authorization

The Board authorized any director or officer of the Company to execute all necessary documents and take all actions required to implement the above transactions and restructuring initiatives.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of applicable securities laws. These statements are based on current expectations and involve risks and uncertainties that may cause actual results to differ materially. The Company undertakes no obligation to update such statements except as required by law.

Authorized SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrison Global Holdings Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: March 17, 2026